NORTHERN TRUST CORPORATION

EXHIBIT 99.1

Northern Trust

Managing Our Business Across Cycles

Citigroup Financial Services Conference

January 29, 2008
New York City

Steven L. Fradkin
Executive Vice President & Chief Financial Officer

Northern Trust

northerntrust.com

Forward Looking Statement

This presentation may include forward-looking statements such as statements that relate to Northern Trust's financial goals, dividend policy, expansion and business development plans, anticipated expense levels and projected profit improvements, business prospects and positioning with respect to market, demographic and pricing trends, strategic initiatives, re-engineering and outsourcing activities, new business results and outlook, changes in securities market prices, credit quality including reserve levels, planned capital expenditures and technology spending, anticipated tax benefits and expenses, and the effects of any extraordinary events and various other matters (including with respect to litigation, other contingent liabilities and obligations, and regulation involving Northern Trust and changes in accounting policies, standards and interpretations) on Northern Trust's business and results. These statements speak of Northern Trust's plans, goals, strategies, beliefs, and expectations, and refer to estimates or use similar terms. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. Our 2006 financial annual report and periodic reports to the SEC contain information about specific factors that could cause actual results to differ, and you are urged to read them. Northern Trust disclaims any continuing accuracy of the information provided in this presentation after today.

Northern Trust

Today's Agenda

➢ **Northern Trust:** Managing Our Business Across Cycles

- Historical Perspective
- Current Perspective
- Consistent, Client-Focused Strategies
- Closing Thoughts

Northern Trust

NORTHERN TRUST CORPORATION

Northern Trust: Managing Our Business Across Cycles

Historical Perspective

Northern Trust

20 Years of History: Economic Shocks & Cycles



10/19/87:
Black Monday: S&P 500 declines 20%
1989:
Commercial Real Estate Bubble bursting
1991:
Persian Gulf War (Kuwait)
1991:
Soviet Union collapse
1990-1991:
Recession
1994:
Fed rate squeeze and bond bear market
1993:
Orange County bankruptcy crisis
1998:
LTCM collapse; Russian debt default; Global currency crisis
1995:
Mexican & Latin American debt crises
2000:
Y2K financial infrastructure scare; Start of 2-year stock bear market
2001:
9/11 attack; Invasion of Afghanistan
2002:
Accounting scandals: Enron, Worldcom, Tyco, & Global Crossing
2003:
Second Persian Gulf War (Iraq)
2004-05:
Disastrous hurricane seasons
2004-07:
Oil spike from $30 to $90 per barrel
2007:
Subprime mortgage market collapse & debt market liquidity crunch
12/31/07 S&P 500: 1468.36
9/30/87 S&P 500: 321.83

Northern Trust

20 Years of History: Successfully Navigated by Northern Trust

NTRS Net Income ($ millions)
1988-2007 CAGR = 11%


$109
$113
$115
$127
$150
$168
$182
$220
$259
$309
$354
$405
$485
$488
$447
$405
$506
$584
$665
$821
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
10/19/87: Black Monday: S&P 500 declines 20%
9/30/87 S&P 500: 321.83
1989: Commercial Real Estate Bubble bursting
1991: Persian Gulf War (Kuwait)
1991: Soviet Union collapse
1994: Fed rate squeeze and bond bear market
1998: LTCM collapse; Russian debt default; Global currency crisis
2000: Y2K financial infrastructure scare; Start of 2-year stock bear market
2003: Second Persian Gulf War (Iraq)
2004-05: Disastrous hurricane seasons

Note: 2007 net income presented on an Operating basis, e.g. excluding the Fourth Quarter 2007 VISA charge

Northern Trust

NORTHERN TRUST CORPORATION

Northern Trust: Managing Our Business Across Cycles

Current Perspective

Northern Trust

2007: A Tumultuous Year

- Price of West Texas Intermediate Crude Oil: +57%*
- Mortgage Loan Delinquency Rate at Commercial Banks: +100 bp***
- Median Sales Price of a Single-Family Home Declines in 2007 for First Time Since 1968
- Sub-Prime Related Write-Downs and Unusual Charges: over $100 bn**
- Yield Spread - AA Financial Bond vs AAA U.S. Treasury/Agency: +116 bp*
- Yield Spread - 3-Month LIBOR vs 3-Month Treasury Bill: +94 bp*
- S&P 500 Operating Earnings per Share: -9.4%***
- US$ Loses Value* Against 14 of 16 Most Traded Currencies in the World
- KBW50 Bank Index: -26%*

*12/31/07 vs 12/31/06 **Announced in 2007 ***9/30/07 to 9/30/06

Northern Trust

Strong Performance in 2007, Despite Tumultuous Environment

NTRS: Full Year 2007

- EPS: Completed **12th consecutive quarter** of double-digit, year-over-year growth
- Common Equity: Completed **79th consecutive quarter** of growth
- **Record** net income, up 23% vs 2006
- **Record** total revenues, up 17% vs 2006
- Strong 17% growth in assets under custody vs 2006
- Strong 9% growth in assets under management vs 2006
- Credit quality improved: **nonperforming assets decreased** and **reserve ratios improved** vs 2006
- **No** securities or leveraged loan **write-downs**

Northern Trust

Note: All figures are on an Operating basis, e.g. excluding the Fourth Quarter 2007 VISA charge

Northern Trust: Managing Our Business Across Cycles

Consistent, Client-Focused Strategies

Northern Trust

PFS: Extensive Reach in High Growth, Affluent Markets

85 Offices in 18 States

Over 50% of millionaire market resides within a 45-minute drive of Northern Trust offices.


Washington (1)
Minnesota (1)
Michigan (3)
Wisconsin (1)
Massachusetts (1)
Connecticut (1)
New York (1)
Delaware (1)
Nevada (1)
Illinois (19)
Ohio (1)
California (11)
Colorado (1)
Missouri (1)
Georgia (1)
Arizona (8)
Texas (7)
Florida (25)

Projected Annual Household Growth Rates

2006 - 2011


15.0%
10.4%
8.5%
$1-$10 Million
$10-$75 Million
$75+ Million
Growth Rate by Household Asset Size

Source: Claritas

Northern Trust

C&IS: A World of Vast and Growing Opportunities


Europe
$40 Trillion
United States
$50 Trillion
$28 Trillion
Japan, China & India
$22 Trillion
Latin America, Mid-East & Other Asia

Total World Capital Market: $140 Trillion (1)

Total Assets Under Custody Worldwide: $72 Trillion (2)

(1) McKinsey & Company – Mapping the Global Capital Market, Third Annual Report, January 2007

(2) The Greensted Report, Issue 4, Spring 2007 – AUC of Top 10 custodians as of December 31, 2006

C&IS: Positioned Globally for Growth

Positioned to serve clients locally and capitalize on global opportunities.



Chicago (Corporate Headquarters)
Toronto
New York
Dublin
Guernsey
Jersey
London
Amsterdam
Luxembourg
Tokyo
Beijing
Hong Kong
Bangalore
Singapore
Melbourne

15 Locations Worldwide

Clients in 41 Countries

Trade Settlement in 90+ Markets

Northern Trust

Client-centric and Highly Focused


Northern Trust Clients
Institutional Clients
Personal Clients
Two Client Channels
Pension Funds
Large Corporations
Investment Management Firms
Foundations / Endowments / Healthcare
Insurance Companies
Government Agencies
Taft-Hartley
Individuals
Families
Asset Servicing
Asset Management
Banking
Highly Focused Business
Integrated Operations & Technology Platform
One Operating Platform

Northern Trust

Client-centric and Highly Focused

Some of the businesses we are not in:

- **Sub-Prime Mortgage Underwriting**
- **Credit Cards**
- **Asset Backed Commercial Paper Conduits**
- **Private Equity Bridge Financing**
- **Investment Banking**


Northern Trust Clients
Institutional Clients
Personal Clients
Two Client Channels
Pension Funds
Large Corporations
Investment Management Firms
Foundations / Endowments / Healthcare
Insurance Companies
Government Agencies
Taft-Hartley
Individuals
Families
Asset Servicing
Asset Management
Banking
Highly Focused Business
Integrated Operations & Technology Platform
One Operating Platform

Northern Trust

PFS: Our Focus on the Affluent Market is Unmatched

Private Client Revenues

(As a Percentage of Total Company Revenues, Year-to-Date September 30, 2007)


43%
35%
30%
15%
12%
11%
9%
8%
5%
Northern Trust
Merrill Lynch*
Wilmington Trust
Citigroup
Bank of NY Mellon
Bank of America
Goldman Sachs
JP Morgan Chase
Wachovia

Source: Company Third Quarter 2007 Earnings Release reports; *Merrill Lynch percentage based on 2006 data

Northern Trust

C&IS: Significant Presence in Our Target Segments

Pension Plans

Of the Top	Northern Serves
100 U.S. Corporate Plans	40%
200 U.S. Funds	37%
200 U.K. Funds	27%

Public Funds / Taft-Hartley

Of the Top	Northern Serves
25 Taft-Hartley Funds	32%
100 U.S. Public Funds	35%
U.K. Local Authority	31%

Foundations, Endowments & Healthcare

Of the Top	Northern Serves
50 U.S. Foundations	30%
50 U.S. Endowments	28%
50 U.S. Healthcare Funds	32%

Fund Administration

- Serves 28% of the Top 200 Asset Managers in the world
- Is the #1 Provider of Offshore Private Equity Fund Administration service in Europe
- Serves as Fund Administrator for more funds in Ireland and Guernsey than any other provider

Source: Pensions and Investments 22 January 2007 (US Pensions), 25 December 2006 (Foundations & Endowments), 29 May 2006 (Asset Managers); Pension Funds and Their Advisors, 2006 (UK Funds); Money Market Directory, 2006 (Healthcare Funds); Lipper Fitzrovia Dublin Fund Encyclopedia, Administrators, 2006/2007; Lipper Fitzrovia Guernsey Fund Encyclopedia, Administrators, 2006/2007.

The Northern Trust Difference

Clients are at the center of everything we do


Unparalleled client service
Leading-edge technology
Culture and heritage
Consistent financial strength and stability
Sharp business focus
Innovative product leadership
Client Solutions

Northern Trust

PFS: Comprehensive Array of Solutions for Clients

Private Banking

- Personal Credit Lines and Swing Loans
- Real Estate Development Loans
- Margin Loans
- Stock Option Lending
- Home Mortgages
- Equity Credit Lines

Trust Services

- Fiduciary Administration and Oversight
- Family Business Services
- Philanthropic Services
- Estate Settlement Services
- Real Estate and Farm Management
- Asset Custody
- Minerals Management

Asset Management

- Structured Investment Services
- Asset Allocation
- Equity Investing
- Fixed Income Investing
- Short-Term Asset Management
- Indexing
- Alternative Investments
- Single Stock Strategies

Financial Planning

- Retirement Planning
- Estate Planning
- Tax Planning
- Asset Allocation
- Stock Option Planning


CLIENT
CREATING A LEGACY
PHILANTHROPIC SERVICES
BUILDING & MANAGING WEALTH
BANKING & INVESTMENTS
PROTECTING & TRANSFERRING WEALTH
TRUST & ESTATE SERVICES
FINANCIAL PLANNING

Online Access

- Access to Your Banking, Trust, Investment Management, Mutual Funds and Brokerage Information, via Northern Trust Private Passport ® and Wealth Passport ®

Wealth Management Group

- Family Office Support
- Multi-generational Wealth Management
- Global Asset Servicing for Multi-Manager Investment Programs
- Data Aggregation and Customized Reporting
- Tax Lot and Partnership Accounting
- Investment Consulting and Performance Measurement

Retirement Services

- Qualified Plan Services
- Defined Benefit Plans
- Defined Contribution Plans
- Recordkeeping
- Investment Management
- Benefit Payment Services

Corporate Banking

- Working Capital and General Corporate Loans
- Secured and Cash Flow Lending
- Acquisition Financing
- Industrial Development Bonds
- Equipment Finance and Leasing

Brokerage

- Full-Service Brokerage
- Money Market Instruments
- Safekeeping

C&IS: Extensive Suite of Product Solutions for Clients

Asset Management

Asset Management

- Cash
- Active
- Passive
- Securities Lending
- Manager of Managers
- Foreign Exchange
- Transition Management
- Commission Management

Asset Servicing

Risk Management Services

- Attribution Analysis
- Value at Risk
- Cross-Border Pooling patent pending
- Compliance Monitoring
- Market Event Analytics
- Socially Responsible Investing

Information Services

- Accounting
- Reporting
- Valuation
- Rates of Return
- Multinational HQ Reporting
- Regulatory Reporting

Fund Services

- Fund Accounting
- Investment Operations Outsourcing
- Active Collateral Management
- Hedge Fund Administration
- Private Equity Administration
- Property Administration

Asset Servicing

- Safekeeping
- Settlement
- Income Collection
- Corporate Actions

Northern Trust

NTGI: A Continuum of Proprietary & External Solutions

PRODUCT BREADTH

Active Investment Management

- **Growth & Value Equity**
- **Short & Long Duration Fixed Income**

Quantitative Management

- **Index & Enhanced Capabilities**

Manager of Managers

- **Investment Program Solutions**
- **Emerging & Minority Programs**
- **Alternative Investments**

Multi-Advisor Funds
Hedge Funds
Private Equity
Canadian & UK Programs
Int'l/US Equity Manager of Managers
Minority and Emerging Managers
Investment Program Solutions
International Equities
EAFE Index
130/30 Long-Short Strategies
Technology
Small Cap Growth
Mid Cap Growth
Large Cap Growth
Large Cap Value
Exchange Fund
Socially Responsible
Tax Advantaged
Enhanced Index Funds
Fixed Income and Equity Index Funds
International Fixed Income
High Yield
Core Fixed Income
Municipals
Government
Short/Intermediate Duration Fixed Income
Stable Value
Cash Management

Methods of Delivery

Separate Accounts
Collective Funds
Common Funds
Mutual Funds

Investment Options

Northern Trust

Northern Trust: Managing Our Business Across Cycles

Closing Thoughts

Northern Trust

Well Positioned Income Statement

Fee Income Dominates Our Revenue Stream

- 74% of Total Revenues derived from Non-Interest Income in 2007.
  - Top 20 Bank average equals 51%.*
- 58% of Total Revenues derived from Trust, Investment & Other Servicing Fees in 2007.
  - Top 20 Bank average equals 14%.*

Equity Market Impact

- A 10% rise or fall in overall equity markets causes an approximate, corresponding 4% increase or decrease in Trust, Investment & Other Servicing Fees, and an approximate, corresponding 2% increase or decrease in Total Revenues

Equities Compose ~One-Third of Assets Under Management

- 37% of total Assets Under Management were invested in Equities at December 31, 2007.
- 46% of Personal Financial Services' Assets Under Management were invested in Equities at December 31, 2007.
- 35% of Corporate & Institutional Services' Assets Under Management were invested in Equities at December 31, 2007.

*As of YTD September 30, 2007; Source: SNL Financial.

Prudent Balance Sheet Management

Securities Portfolio – High Quality and Short Duration

- 93% of Northern Trust's total securities portfolio was composed of triple-A rated securities as of December 31, 2007.
- 75% of Earning Assets reprice or mature within one year.
  - Top 20 Bank average equals 50%.*
- 78% of Interest-Bearing Deposit liabilities reprice or mature within one year.
  - Top 20 Bank average equals 48%.*

Loan Portfolio – High Quality

- Nonperforming assets represented only 0.12% of total outstanding loans as of December 31, 2007.
  - Top 20 Bank average equaled 0.68%.*
- Nonperforming loans were covered 6.4x by credit loss reserves as of December 31, 2007.
  - Top 20 Bank average equaled 2.0x.*
- Northern Trust does not underwrite mortgage loans to sub-prime borrowers, does not lend directly to hedge funds, does not provide bridge financing to private equity deals, and does not offer an off-balance sheet commercial paper conduit for client liquidity.

Northern Trust

*As of September 30, 2007; Sources: FR Y-9C reports & SNL Financial.

Consistent Leadership and Management Philosophy

	Northern Trust	Industry
➢ **Rick Waddell** - President & CEO	32 Years	32 Years
➢ **Sherry Barrat** - President – PFS	17 Years	37 Years
➢ **Steve Fradkin** - EVP & Chief Financial Officer	22 Years	22 Years
➢ **Tim Moen** - EVP – Human Resources & Admin.	6 Years	32 Years
➢ **Bill Morrison** - President – PFS	11 Years	34 Years
➢ **Steve Potter** - EVP – EMEA	25 Years	25 Years
➢ **Joyce St. Clair** - EVP – Corp. Risk Management	15 Years	26 Years
➢ **Jana Schreuder** - President – WWOT	27 Years	27 Years
➢ **Tim Theriault** - President – C&IS	25 Years	27 Years
➢ **Kelly Welsh** - EVP & General Counsel	7 Years	29 Years

Northern Trust

Success Achieved Through Enduring Principles and Strategies

- ✓ Attractive Demographic Markets
- ✓ Focused and Conservative Strategy
- ✓ Client Centricity
- ✓ Excellence in Execution
- ✓ Consistent Leadership and Philosophy

Northern Trust

NORTHERN TRUST CORPORATION

Northern Trust

Managing Our Business Across Cycles

Citigroup Financial Services Conference

January 29, 2008

New York City

Steven L. Fradkin

Executive Vice President & Chief Financial Officer

Northern Trust

northerntrust.com